UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Citadel Broadcasting Corporation

(Exact name of registrant as specified in its charter)

Delaware	51-0405729
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

City Center West, Suite 400 7201 West Lake Mead Blvd. Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.001 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

On May 19, 2010, the United States Bankruptcy Court for the Southern District of New York confirmed the Second Modified Joint Plan of Reorganization of Citadel Broadcasting Corporation and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”).

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 (the “Act”) common stock, par value $0.001 per share (the “Common Stock”), of Citadel Broadcasting Corporation (the “Company”) being issued pursuant to the Plan upon the filing with the State of Delaware of the Company’s First Amended and Restated Certificate of Incorporation (the “Certificate”). The Common Stock replaces the Company’s prior common stock which was registered under Section 12(b) of the Act (which prior common stock was canceled as of June 3, 2010, the effective time of the Plan).

The following description of the Common Stock and certain provisions of the Certificate and the Company’s Amended and Restated By-laws (the “By-laws”) is a summary and is qualified in its entirety by the Certificate and the By-laws, which are filed as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference.

Pursuant to the Certificate, our authorized capital stock consists of: (1) 100,000,000 shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), (2) 100,000,000 shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”) and (3) 50,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of Preferred Stock, the holders of the shares of Common Stock will possess all voting power.

Notwithstanding the foregoing, holders of Class B Common Stock, voting together as a single class with the Class A Common Stock, may only vote in connection with the following matters: (i) the retention or dismissal of outside auditors by the Company, (ii) any distributions to the stockholders of the Company, (iii) any material sale of assets, recapitalization, merger, business combination, consolidation, exchange or other similar reorganization involving the Company or any of its subsidiaries, including a drag-along transaction, (iv) the adoption of any new or amended certificate of incorporation, other than any amendment that is ministerial in nature; (v) other than in connection with any management equity or similar plan adopted by our board of directors, any authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, in the Company or any of its subsidiaries, and (vi) the liquidation of the Company or any of its subsidiaries.

Except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall have no right to vote separately as a class. Notwithstanding the foregoing, holders of Class B Common Stock shall be entitled to a separate class vote on any amendment or modification of any specific rights or obligations of the holders of Class B Common Stock that does not similarly affect the rights or obligations of the holders of Class A Common Stock.

Each share of Class B Common Stock may be converted into one (1) share of Class A Common Stock by the holder thereof by complying with the requirements as set forth in the Certificate.

The Certificate does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of Preferred Stock. The holders of Common Stock do not have any preemptive rights. There are no subscription, redemption or sinking fund provisions with respect to the Common Stock.

Subject to any preferential rights of any outstanding series of Preferred Stock that our board of directors may create, from time to time, the holders of Common Stock, and to the extent required by the Warrant Agreement, dated as of June 3, 2010, between the Company and Mellon Investor Services LLC, the holders of warrants, will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor.

Upon liquidation of the Company, subject to the rights of holders of any outstanding shares of any capital stock ranking senior in preference to the Common Stock, the holders of Common Stock will be entitled to receive our assets remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of Common Stock.

To the extent necessary to comply with the Communications Act of 1934, as amended (the “Communications Act”) and the rules or regulations of the Federal Communications Commission (the “FCC”), our board of directors may (i) prohibit the ownership or voting of more than 20% of the Company’s outstanding capital stock by or for the account of aliens or their representatives or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country (collectively “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to management influence by Aliens or (b) the equity of which is owned, controlled by, or held for the benefit of, Aliens in a manner that would cause the Company to be in violation of the Communications Act or FCC rules or regulations; (ii) prohibit any transfer of the Company’s stock which would cause more than 20% of the Company’s outstanding capital stock to be owned or voted by or for any person or entity designated in foregoing clause (i); (iii) prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause the Company to violate or otherwise result in violation of any provision of the Communications Act or FCC rules or regulations; and (iv) redeem capital stock to the extent necessary to bring the Company into compliance with the Communications Act or FCC rules or regulations or to prevent the loss of the Company’s FCC licenses.

Item 2. Exhibits

No.	Description of Exhibit

3.1	Fourth Amended and Restated Certificate of Incorporation of Citadel Broadcasting Corporation

3.2	Amended and Restated By-Laws of Citadel Broadcasting Corporation

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CITADEL BROADCASTING CORPORATION

Date: June 7, 2010

	By:	/s/ RANDY L. TAYLOR
Randy L. Taylor
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Fourth Amended and Restated Certificate of Incorporation of Citadel Broadcasting Corporation

3.2	Amended and Restated By-Laws of Citadel Broadcasting Corporation